                                                Filed by Smithfield Foods, Inc.

                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                                     Subject Company: IBP, Inc.
                                                     Commission File No. 1-6085

                                                              November 28, 2000





                                SMITHFIELD FOODS

                         TRANSCRIPT OF NOVEMBER 28, 2000
                      INVESTMENT COMMUNITY CONFERENCE CALL

                           MODERATOR: JERRY HOSTETTER
                                NOVEMBER 28, 2000
                                  4:30 P.M. CT


THESE REMARKS MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.



Operator: Good afternoon, and welcome to Smithfield Foods second quarter 2001 conference call. Today's conference is being recorded.

         We refer you to the forward-looking statements and other information, which can be found at the end of Smithfield Foods press release, issued today and will be included in the replay of this call. Statements today may contain forward-looking information within the meaning of the Federal Securities laws. For more detailed information related to the matters which are discussed today, we urge you to read the statements contained in the press release and Smithfield's filings with the SEC.

         Now, I'd like to turn the call over to Jerry Hostetter, Vice President of Investor Relations and Corporate Communications. Please go ahead, sir.

Jerry Hostetter: Good afternoon, everyone, and welcome to this Smithfield
         Foods conference call to discuss our fiscal second quarter earnings.

         Before we begin, I would like to direct you to the paragraph in our press release of today. Quoting Joseph W. Luter III, Chairman, President and Chief Executive Officer on the status of our offer to acquire IBP. He says, "We are pleased with the prompt and encouraging response we've received from the special committee of IBP's board and are now moving forward with the process. We have signed a confidentiality agreement. We have begun conducting our due diligence review and we have had preliminary discussions with various regulatory bodies and other public officials. We remain hopeful that we will be able to complete a definitive merger agreement promptly with IBP and we remain enthusiastic about the benefits of such a combination could provide for our respective shareholders, customers, employees and the farming communities we serve."

         This literally is an update of the status of offer as of today and we will take no questions today on our offer to acquire IBP or on the IBP proxy statement filed today, which is being reviewed by our advisors.

         Now, to discuss our second quarter earnings, I would like to introduce Larry Pope, Vice President and Chief Financial Officer, who will be followed by Joe Luter - Larry.

C. Larry Pope: Hello, gentlemen and ladies. I did want to take you through, see if you've got our 4:00 release indicating a doubling of this year's earnings compared with the prior year. On behalf of Smithfield's management, we are extremely pleased with these results. These six months results, which represent earnings now equal to and surpass the fiscal year 2000 numbers, so we are very, very pleased that the first half of this year has already surpassed the entire results of the prior year.

         The results this year include the impact of 19 percent additional shares that were issued in connection with the Murphy acquisition and, for the first - pardon me, for the quarter ended October 29, the quarter represents $44 million versus $22 million, or 81 cents versus 48 cents. For the six-month period, the earnings are $89.1 million versus $29.1 million, or $1.61 per share versus 62 cents per share in the prior year. The sales for the current year are up 16 percent at $1.4 billion versus $1.2 billion in the prior year. They reflect the impact of increasing hog prices and the impact of Murphy's sales to outsiders.

         For the six-month period, our sales are $2.9 billion versus $2.4 billion, and that represents as well the impact of the increase in hog prices on our ultimate sales prices driving that as well as the impact of the Murphy farm sales for the full six-month period. Most of our earnings, as released is very clear, came from our hog production group where we are extremely pleased that earnings more than nearly five times what they were in the prior year from an operating standpoint. The profitability at the meat processing group, in contrary to that, were not where they were and in fact were down 27 percent at an operating profit level. This is the impact of higher hog prices, which had the impact of lowering our fresh meat margins, as you would - as we would expect to happen.

         And so, the fact that we had twice as many hogs or twice as many sows in production, combined with an increased efficiencies that are already existing operations prior to Murphy and the additional production associated with our Utah operation, ended up with the total sales of live hogs being about 120 percent of last year. So, it's a more than doubling of the animals we actually raised and sold either to ourselves or to outsiders. The increase in the live hog prices obviously brought tremendous profitability to that segment of the business. Conversely, the profitability associated with the fresh meat side of the business was off for the quarter relatively sizable amounts. We did have some strong profitability in our processed meats end of the business, which offset some of our fresh meat adverse results and tempered the downward results in the meat processing group.

         So, we are extremely pleased. It appeared that our timing of the Murphy transaction last January was quite appropriate and was right as we expected with a turn in hog prices, which has occurred. It has helped to change our first quarter, which is traditionally a bad quarter. Now, our second quarter, which is an improving quarter, both of those have far surpassed the prior years and we are extremely pleased with our first six months.

         At this point, I would like to turn this to Mr. Luter for some comments and then we will open it up to questions from you.

Joseph Luter III: Thank you, Larry. I think Larry has pretty well covered - has covered our quarterly results. I won't repeat anything that Larry has said, but I will say this, that this - the results for this quarter and for the first quarter of this year it, I think, reconfirms a very, very forceful way this strategy of vertical integration. You've heard me say many times the two businesses are counter cyclical and that is certainly the case right now.

         And we're just more convinced than ever that our decision many years ago to become a vertically integrated pork packer was the right to see and there was a lot of growing pains, but we've gotten there. And I think from here going forward, we're going to begin to realize the profitability potential that - from the seeds that we put in place in the last decade. And I'm very, very optimistic going forward.

         In regard to the third quarter and those of you who know me and have talked to me over the years know I am very, very reluctant to get into the position of predicting quarterly results and I don't want to start today. This is a business that we do have unforeseen circumstances that do come up from time to time. We like to not focus in on those so much on quarterly results, but long term trends and long term trends, we believe, at Smithfield Foods are extremely positive and, in my opinion, have never been better than they are right now. There's no question that the third quarter's results should be substantially ahead.

         The meat processing group is doing very well in the third quarter, although fresh meat is also not as good as what they historically are for the month of November. But the processed meat business is pretty good and, quite frankly, the hog prices are holding up a little bit better than we expected for this time of year. They're right in towards the end of what is traditionally the fall hog run where we get the cheapest prices. But for the most prices, their prices have stayed high enough to where the hog production group is profitable now where we would expect it normally to be unprofitable at during this point in time of the year.

         So, at this time, I'd rather let's just start our Q&A and I'll try and answer any questions that I can answer from you. Questions, please.

Operator: If you'd like to ask a question today, please signal us using your telephone. Press the star key followed by the digit one and your questions will be addressed in the order that you've signaled. Again, that's star one. And we'll pause for just a moment.

         First up is David Nelson at Credit Suisse First Boston.

David Nelson:  Good afternoon.

Joseph Luter III:  Hi, David.

David Nelson: What is your hedge position as you look into the third and fourth quarters, please, both on feed and on hogs?

Joseph Luter III:  I have that here, David.  Give me one second.

C. Larry Pope: I know the answer. I'll tell you the answer, David. I'll get - I know we're at 85 percent on the feed ingredients for the hog raising operations.

David Nelson:  That's for third quarter or the full six months?

C. Larry Pope:  No, that's actually through next - that's through next June.

Joseph Luter III:  That's correct.

David Nelson:  And when did you place that?  Because costs have been going up.

Joseph Luter III: Well, we started placing that months and months and months ago, David. And we had a fairly large loss in the feed and profits on the hogs. But in the recent few weeks, our losses have gone down on the grain side, but then some of our profitability has evaporated on the hog production side. But right now, we - on the accumulate - I don't want to get into exact details.

         But the bottom line is we're showing a - we're showing right now the realized profits to date and the unrealized losses to date, based oh the close of markets of November 21st, we still have about an $8 million profit between the two, (Jeff). We don't have a lot of hogs sold forward. We have - we just - we do not believe that the hog numbers go - be as great as what a lot of people think. And the prices are pretty depressed going forward on hogs. We don't see the increases that some people think that are out there and particularly when you got a big producer such as National Farms out in Colorado is actually depopulating that entire herd, (Jeff). I don't know if you've heard that or not.

David Nelson:  Right.

Joseph Luter III: And so, we've really - we are not too bearish on these prices and we just do not want to sell hogs going forward at the current levels.

David Nelson: Understood. Pardon me, on the hog farming profitability, $72 million, to convert that to per head, would I divide that by $3 million, getting about $24 per head?

C. Larry Pope: (Jeff), let me give you that. You're close. For the quarter it's $3.2 million.

David Nelson: Three point two? OK. And then on packing margins for the quarter, was that about $5?

C. Larry Pope:  You're doing the whole meat processing group?

David Nelson:  No, just on the packing, not the further processing.

C. Larry Pope: I don't know if I've got that number laying. I'm trying to think if I've got that number laying right here. (Jeff) ...

David Nelson:  I can follow up on that.

C. Larry Pope: I'll have to come back to you on that one. I'm trying to remember if I've got that. I think I've got that laying here, but I don't know where it is at this instant.

Joseph Luter III: I will say, (Jeff), that the fresh meat results for the ball of this year have been very disappointing if you compare it against what we historically have experienced for this time of year.

C. Larry Pope:  Yeah.  For the quarter, they're off $5 ...

Joseph Luter III: You've got an awful lot of packers out there that - they're killing on Saturdays when the margins are really not that great. Why they're doing it? I think you'll have to ask him.

David Nelson: That's why hog prices are higher. You're getting the benefit there.

Joseph Luter III: Yeah. But here again, if they want to make a gift that's fine.

David Nelson: On the insurance you've got $7 million pretax there. Is that about all you expect to get, or is there more potentially out there?

C. Larry Pope: (Jeff), I've still got two open claims that have not been settled and hopefully they will be settled - I think they'll be settled in the third quarter. And unfortunately, I don't think they'll be as large as this.

David Nelson: OK. And just lastly, any commentary or update on Poland and France, please?

Joseph Luter III: Yes. Poland is showing some improvement, (David), and we're
         - we think we're at the point now where we'll be at the break - close to break-even. And we're all showing and we had an awful lot of management changes over there. It's a long-term pull, but we are showing quite a bit of improvement.

         France is profitable. There has been some pressure in France, as all of Europe, but we see that as temporary. But ...

David Nelson: Is there any benefit in France with the mad cow disease for greater pork demand?

Joseph Luter III: You would think so. And, quite frankly, I have not discussed that with (Jean Contine) in France and I, quite frankly, do not know, David.

David Nelson:  OK.  Well, thank you very much.

Joseph Luter III: But common sense would say that it should help, but I really have not discussed that with (Jean Contine).

David Nelson:  OK.  Thank you.

Joseph Luter III:  Thank you, David.

Operator: Moving onto the next question, this is Jeff Kanter at Prudential
          Securities.

Jeff Kanter:  Good evening, Joe, Larry and Jerry.

C. Larry Pope:  Hi, Jeff.

Jeff Kanter: Thanks a lot for hosting this conference call. We certainly appreciate it. Just so - just to be clear, the operating number was around 73 cents. This gain contributed eight cents to earnings, is that correct?

C. Larry Pope:  Jeff, I assume that you're referring to the $7 million ...

Jeff Kanter:  That's right.

C. Larry Pope:  ... insurance settlement?

Jeff Kanter:  The settlement.  That's right.

Joseph Luter III: You have to keep in mind, Jeff, that most of this insurance claim was not for hogs that were lost almost a year ago. Most of this claim was because of reduction losses. During that period of time we had to - we got out of the rhythm of breeding sows and - which has - our hog numbers were down because we had this problem - I forgot when the (buzz) were.

C. Larry Pope:  Last fall.

Joseph Luter III:  It was last fall.

Jeff Kanter:  That's right.

Joseph Luter III: So, really, I don't think you should view very much of that $7 million as a one time gain. I think it's really - it's an insurance claim that's compensated for real production losses that we've had in the last three or four months as a result of getting out of cycle last year.

C. Larry Pope: Hey, Jeff, you do realize that the insurance settlement was not for physical damages. This is business interruption losses. This is productivity losses on sows not producing baby pigs and baby pigs not growing up to come to the packing plant. It's lower production that the hogs ultimately were not produced, didn't have the efficiencies associated with sow consumption, and medication losses. You are aware of that? This is not physical damage to facilities.

Joseph Luter III:  That's correct.

Jeff Kanter: Yeah. OK. I'm just trying to, I guess, figure out the difference, whether this 81 cents should be considered an operating number. I guess your sense is that it should.

Joseph Luter III: I think so. It may be a penny there, two pennies perhaps.
         But I think the vast majority of that $7 million it should be an operating number, because there's no question the flood did affect that productivity here in recent months.

Jeff Kanter: OK. And looking into the third quarter, I know that you're squeamish about giving guidance, but you've - even if hog production income goes down, as it should, do you think you could still report the number comparable to the 70, 80 cent type of number that - consensus is at 78 cents. Is that a doable number, do you think?

Joseph Luter III:  You just won't give up, will you, Jeff?

Jeff Kanter:  I'm just trying.

Joseph Luter III: No, I - kind of historically the third quarter is always our most profitable quarter. And I'm not going to predict a number, but something between 70 cents and 90 cents wouldn't surprise me at all.

Jeff Kanter:  Well, that's right where consensus is.

Joseph Luter III:  Yeah.

Jeff Kanter:  And I know you said you didn't want to talking about giving up.

Joseph Luter III: Yeah. It really depends upon how good the ham business is the last couple of weeks in December. It really depends upon whether the hog prices will - what they will do. This is just not the kind of business that we can just accurately predict what our quarterly results will be. I'll just say we - there's no question in my mind they'll be up substantially in the third quarter, but exactly what they're going to be - we're only three weeks into the third quarter and things look pretty good.

Jeff Kanter: OK. Thanks for your clarity there. Finally, I know that you don't want to talk about IBP, but maybe you could just answer this question. IBP management and their bankers basically came out today, saying that earnings for 2001 are going to be somewhere around 80, 90 cents below where consensus was for 2001, which is a wild number. Cap ex's are saying for this year and next year is going through in all expectations, et cetera. The point of this question is did you know about those numbers going in and, more importantly, does it change - if you were to be successful with IBP, would it change your accretion outlook that we all kind of work through our models, should you be able to get IBP? Can you make a comment or two on that?

         Hello?

Joseph Luter III: Jeff, we're on - we have a confidentiality agreement with IBP. We feel we cannot comment on that, as we said at the start of the call. But we just can't take questions on our offer to acquire IBP today.

Jeff Kanter: OK. And then finally one last question. I think I know the answer to this. But I understand that Joe was talking to the Iowa Farm Bureau today. Can he at least give us some color as far as sentiment of the farmers out there based on what you heard today, Joe? Or is that
         ...

Joseph Luter III: Yes, I think I can. About - I guess it's been about 10 days ago I did go to Florida and there was a National Pork Producers Group and this was, I guess, 100 people down there. But these were the larger producers within NPPC. And I would characterize that meeting as very good. I made all the arguments of why the IBP-Smithfield deal would be much better for the hog producers than the leverage buyout that's been proposed. I think the facts speak for themselves and I think I made a very forceful argument and I think it was pretty well received.

         Now, today I went out and talked to the Farm Bureau in Iowa and probably there's a little more - not probably, there definitely was more hostility, more skepticism, if you will, among this group, which we fully expected. But I was - I think I was courteously received. The response after my talk was perhaps a little bit - the response of the audience was a little more positive after my talk than it was before it began. There's still skepticism out there. That is a skeptical group, as you probably would guess. I don't know what they're going to do, but I will say this, that I had been pleased thus far that there hasn't been real severe criticism of this acquisition. We thought maybe there would be, but I think once everyone understands all the facts, and that's really what we've been trying to do is to get the facts out there, that there's really no question that the hog producers in this country would be much better off with the IBP-Smithfield combination than a highly leveraged IBP in the next two, three, four years.

Jeff Kanter:  And you think the Iowa farmers got that message?

Joseph Luter III: Well, they got the message. Now but here again, you're not going to change in one meeting attitudes that have been around for 100 years. And so, I don't want to predict exactly what they're going to do. I just will say that I think that they listened intently to views that they perhaps had not heard before.

Jeff Kanter:  OK.  Well, that's helpful.  Once again, thanks for the call.

Operator: Moving onto the next question, this is Christine McCracken, Midwest
         Research.

Christine McCracken:  Yes, good evening.

Joseph Luter III:  Hello, Christine.

Christine McCracken:  Congratulations on a good quarter.

Joseph Luter III:  Thank you.

Christine McCracken: Sounds like it's a little busy up there, all those sirens.

Joseph Luter III:  This is New York City.

Christine McCracken: Yeah, I know. Got to come over to Cleveland. It's a lot more quiet here - lot quieter.

         Just a couple of questions. One, you've mentioned that the processed meat business was doing very well. We've been hearing it's been getting a little bit more competitive. I'm wondering if you could comment on that and maybe your outlook over the maybe second half.

Joseph Luter III: Yeah. I think it's - it is getting more competitive. I mean, the people that are in the fresh meat business are trying to - all of the people in the fresh meat business, most of them, are trying to increase their percentage of processed meats. IBP is doing that. Smithfield is doing that. ConAgra is doing that. We had been focusing this year not on volume increases in processed meat, but increasing our margins. And that's what we're focusing in on and we've had some pretty good results from that. But it's - yes, it's very, very competitive out there, but at the same time, we continue to be very excited about the lean generation program, the case ready program and the - we're way ahead of budgeted in that area of our business and that probably - that area probably gives us more excitement than as far as future potential to increase profitability than selling a few more pounds of hot dogs, so to speak.

Christine McCracken: So, am I to understand you correctly? Have you been taking pricing on processed meats?

C. Larry Pope:  Taken - would you repeat that again, Christine?

Christine McCracken: Have you increased your prices on your processed meats?

Joseph Luter III:  We have made a strong effort to increase our margins.

C. Larry Pope:  That's the right answer.

Joseph Luter III: Yeah. Which would be prices, yes, because our raw material prices have gone up, so prices have gone up. But we're just - we're trying to show some leadership in the industry and just not be obsessed with volume. We're trying to increase margins.

Christine McCracken: OK. And then I guess just a follow up on case ready. You've mentioned obviously the expectations there that that's going to be a major driver for you going forward. What - how has the acceptance - or what are you hearing from obviously Wal-Mart? Or have you had inquiries from others? Is that something you're expecting to expand?

Joseph Luter III: Oh, yes, we're definitely expecting to expand that and we're
         ...

C. Larry Pope:  And, Christine ...

Joseph Luter III: We've got other case ready customers, beside Wal-Mart. We've got Kroger, Engel's, Weiss Markets up in Pennsylvania. There's no question - and I think as you know, Wal-Mart is building a store there as we speak, which do not have a butcher shop in the back. And no question that this is something that should've happened 10, 15, 20 years ago but did not for a variety of reasons. But I think Wal-Mart is going to make it happen and there's no question in my mind that it's going to eventually be embraced by most, if not all, of the industry. You might have small individual butcher shops for specialty cuts perhaps, but I think it's the wave of the future. And - but I think most people would
         - in the industry would agree with that.

Christine McCracken: What timeframe are you talking about in terms of the complete conversion over to hedge really?

Joseph Luter III:  Oh, I don't think you'll ever get a complete conversion.

Christine McCracken:  Let's say 80 percent.

Joseph Luter III: But I think it'd be well over 50 percent within four to five years.

Christine McCracken:  OK.  And then, just ...

Joseph Luter III:  And that's strictly a guess.

Christine McCracken:  Yes.  Nobody can tell, right now.

Joseph Luter III: But as Wal-Mart has gone to this, their sales per store, that they have gone to it, have gone up on pork.

Christine McCracken:  OK.

Joseph Luter III:  So it's being accepted by the public.

Christine McCracken: And I guess, just one, final housekeeping issue. Wondering
         -- it looks like corporate expense went up quite a bit in the quarter. Is it -- am I correct in that assumption and ...

Joseph Luter III: Well, we've got a much bigger company, of course. And of course, we're -- you know, we're involved in a lot of extracurricular activity, at the moment. But ...

Christine McCracken:  Is that legal and ...

Joseph Luter III:  That's true.  Yes.

Christine McCracken: OK. How much of that would you say is tied to legal expenses?

Joseph Luter III: I really don't know. I really don't know. But there's no question that we've had an awful lot of legal, recently. But I can assure you that, you know, we are aware of that and we will be addressing that when things slow down a little bit.

Christine McCracken: So you'd expect that same rate to kind of carry over into the second half, maybe a little bit ((inaudible))?

Joseph Luter III: Well, I mean, I think, if you look at the size of the company, today -- I mean, for instance, this time, last year, this time, Murphy was not bought. And that's a very big part of Smithfield, today, and that was not included in last year.

Christine McCracken:  OK.  Thank you.

Operator:  Next up on the roster in Andrew Wolf at BB&T.

Andrew Wolf: Hi. Good afternoon. Just want to clarify, on the insurance gain
         -- I guess we just want to clarify. You're saying, almost all of that had to do with pigs that were -- would have been -- mature pigs that would have been brought to market, that, you know, the sows were killed and then, the fact ((inaudible)) mainly this quarter?

Joseph Luter III: It's business interruption insurance, loss productivity, not hogs that were lost or not buildings that were damaged or destroyed. It's -- most of it was on the business interruptions side.

Male: But Andy, let's clear one thing. I think you made the comment about sows being killed. This was not related to sows die. It was not -- it's not that type of inefficiency. It's the fact that the breeding cycles of the animals was -- were disrupted with the rising water.

Joseph Luter III: Yes. We were focusing, last year, on getting feed to the animals and all of that and not breeding the animals.

Male: And abortions that we had, with the animals aborting pregnancies, during that process. So what that has is a long-term effect, down the road, when the hogs don't end up being born and don't end up coming to market, in terms of just more animals that we would have produced.

Andrew Wolf: Thanks. That helps me understand that. And most of it did happen
         -- of the seven million, most of it to the second quarter. Correct?

Male: It's all -- I guess, my only answer to that would be, Andy, it's happened over the entire 12-month period and clearly, these animals were on a 48-week raising cycle so that you're going to have the impact -- you had different impacts across different quarters and I can't tell you that we, with any kind of scientific ...

Andrew Wolf:  OK.

Male: ... ((inaudible)) have gone through that. I will make one point that is important to this is that, the insurance ((inaudible)) we got, is after $2.5 million deductible that we took to get to that. So our losses are in excess of $7 million. That's the amount that we've gotten, to-date, exclusive of a large deductible. So our losses were far in excess and I think if you go back and look at some of our earlier quarters, particularly, the third quarter of last year, we indicated that that hurricane was going to impact our operating results.

         And they are impacting them. We've taken our deductibles and we still have got two, somewhat-sizable claims, still outstanding, that we have not, yet, settled. Yet, the results have -- the negative impact of those have gone through our operating results and -- so I hope that helps you.

Andrew Wolf: Yes. Another question on the income statement is, interest expense kind of nudged up a little, again. Is that, mainly, due to some floating rate debt or is that you're ...

Male: Two things are happening, there, Andy. We do have our -- certainly, we have been impacted by the rate increases. The other thing that's had an effect is the fact that we got this -- the IBP investment in the IBP shares we've got that the interest expense are not hitting the bottom line.

Joseph Luter III: And also, keep in mind that hog prices are substantially higher than they are before, so our receivables have gone up. Inventory has gone up and we've had -- and we have to finance that.

Andrew Wolf: Got it. Last question is, kind of gets to IBP, hopefully, in a way that you'll be comfortable answering. Kind of forgetting the motivation for what the actions may be, just looking at the competitive environment, should we conclude, from what you're saying, that IBP is, in a sense, flooding the market with fresh pork?

Joseph Luter III: I think you have to ask them why they're doing what they're doing. I -- you know, I'm not going to get into a guessing game or why IBP is doing anything, at this point.

Andrew Wolf: Sure. I'm saying, excluding the guessing and the motivation. I'm just asking you, from a technical industry viewpoint, do you see them producing a lot of pork -- fresh pork, at this time?

Joseph Luter III:  Do I see them producing -- I don't understand the question.

Andrew Wolf: Do you think they have -- are putting a lot more pork on the market than they normally do?

Joseph Luter III: No. No, I don't. I mean, you know, the hog numbers are down.
         I think it's roughly the same as it was last year. Ag numbers are down. We have, purposely -- you know, we've got a few, less hogs in the country, this year, and we expect the volumes to be down as a result. All I'm saying is that we have not been pushing fill levels, despite the fact that we -- you know, that we own an awful lot of hogs, simply because we just haven't had the profitability in the fresh meat results that we normally enjoy during the fall of the year.

         But I've been in this business, now, a long time and generally, what happens if you have a disappointing three or four months then, the next three or four months, generally, surprise you on the positive side. If you have a good three or four months that's much better, then a lot times, the next three or four months is weaker. This is just a business that -- you know, I'll just repeat one, last time that, that you need to look at it in a time capsule, a little bit larger than three months.

         I think the important point that -- I think that we're interested in, and I hope that you, people, will focus in on, is that we run the business, looking at the long term and the long-term trends are very, very positive for the first, six months and they look like they will be very positive, going forward. And we're just totally elated that we are finally beginning to realize the numbers that we expected, with all the effort and time and money that we have spent, in the last 10 years, moving down the road to having a very large, vertically-integrated pork operation.

         And we don't see anyone that will have the ability to duplicate, on any scale, comparable to Smithfield, for what we have, for an awful long time, if ever. And we are still convinced that -- you know, that vertical integration is going to -- you know, is going to do for Smithfield, what it did for the major poultry players, you know, 10 or 15 years ago. So we're very, very optimistic that we're well-positioned for the future ((inaudible)) our competitors.

Andrew Wolf: Thank you. Last, quick question. Could you just comment on the trend in the cut-out?

Joseph Luter III: The trend in the cut-out? No, I don't think there's ever any trend in cut-outs. I -- normally, your cut-outs are always better in October, November and December, but as I said, just a minute, or two, ago, usually when they're worst than you expect for three or four months, they -- the next three or four months, generally, they're better than what you would expect. Normally, the cut-outs are worse in January, February and March, than they are in October, November and December. But that may not be the case, this year.

         It really goes back -- you've got to keep in mind, it really goes back to the discipline of the people that are in the business and when you don't have this discipline, and in my judgement, you have -- it's almost non-existent, right now, and in light of some of the behavior of some of the major players. But you know, that's just the business that we -- you know, that we live in. But here again, since we're in both sides of the business, you know, we're pretty-well protected.

         But generally speaking, when you -- as I say, when the cut-outs are not as good in the historical good quarters, they tend to be a lot better in the historical bad quarters. And that's just something that I have observed, over 25 years.

Andrew Wolf:  Thank you, and congratulations on the quarter.

Operator: And ladies and gentlemen, as we prepare to wrap up the Q&A session, we will hear from James Borges at First Union Securities.

James Borges: Well, I'm glad I made it in before you cut it off. I've got a couple of quick questions. I appreciate the conference call. First of all, on lean generation, what's your forecast for tonnage, this year?

Joseph Luter III:  Let me -- I know it's up, 20 percent, this year.

James Borges: Does that put it in the mid-teens for the first half, in millions of pounds, or ...

Joseph Luter III: Ask that question, again, just so I hear the question, one more time.

James Borges: Well, your forecast for tonnage for lean generation for the full year.

Joseph Luter III: I think we have been projecting this number to equal about
         100 million pounds, maybe, 105, something like that.

James Borges: OK. And could you characterize the magnitude of raising efficiencies, realizing the quarter and, also, synergies between the Meat Processing Group and Hog Production Group?

Joseph Luter III: Would you repeat the question? We do have (Jerry Godwin), here, who is the President of Murphy Farms. I might let him answer the question, since this is his end of the business.

James Borges: Sure. I was wondered if you had characterized -- you mentioned, in your press release, raising efficiencies realized and synergies between the Meat Production Group and the -- I mean, Meat Processing and the Hog Production groups. I was wondering if you could characterize the magnitude of those.

(Jerry Godwin): Well, we haven't had a full year of the program, yet, but I can tell you that, through just the synergies of the Hog Production Group, in North Carolina, alone, that we've been able to extract approximately, on an annualized basis, we're estimating about $10 million.

         The other thing we've been able to do, and we have yet to have a full turn at this, as well, but I think this will continue to show improvement. We've been able to go to -- instead of grading animals, going to whole-house run-outs, which allows us to get more throughput through the system. So we actually can get more pounds through the system because we keep the animals for a -- less number of days in the system and we can -- we get savings by going in and not having to grade and go back, three times, and taking the animals out of the house. We go, once. And then, take them to the slaughter facilities. I don't know what the end result of that is going to be. It's going to be significant, but I don't want to give you a number that I don't really have a feel for, at the moment.

James Borges: Good. Well, that's helpful. And again, on the SG&A line, you mentioned legal expenses and is there anything else that was in there that made it unusually high -- higher, in the quarter.

Joseph Luter III: The other thing that's affecting the SG&A line is, simply, the SG&A expenses associated with Murphy Farms. Murphy Farms was not in last year's second quarter. They are in this year's second quarter. So it's their SG&A expenses.

James Borges:  Sure.

Joseph Luter III:  That help answer that?

James Borges: It does, but I would think it would be more comparable to the first -- in comparison, sequentially, in quarters, versus last year with a similar sales number. You have SG&A, higher ...

Joseph Luter III: Well, keep in mind, most of Murphy's sales are not recorded because they're -- the hogs that we -- we run the vast majority of Murphy hogs are slaughtered in Smithfield facilities and those Murphy sales are not recorded. You understand that?

James Borges:  Yes.

Joseph Luter III: If we had sold all of the Murphy hogs to IBP, our sales numbers would have increased, dramatically.

James Borges:  Right.  OK.  That ...

Male:  You do understand the point, Joe's making, here, don't you?

James Borges:  Absolutely.

Male: OK. OK. Because there's a very small component of -- there's a very small component of this quarter's sales. In fact, it's only $50 million of those that are actually of sales of Murphy Farms are in the total sales number of 1.4 billion.

James Borges:  Sure.

Male: The vast majority of sales are internal, so you have the SG&A expenses, associated with the large operation and there's, literally, no sales number, there. I just hope you understand that.

James Borges:  Oh, yes.

Male:    Because you get the big impact through, cost of goods sold.

James Borges: Right. Thanks for the explanation and I look forward to hearing about the IBP transaction.

Operator: That will conclude the question-and-answer session. Gentlemen, I'll turn things back over to you to make any additional or closing remarks, today.

Joseph Luter III: I don't have anything further to add. I -- we're still -- you know, we're still optimistic about IBP, I will say that. We -- and we're working very hard, you know, to bring this about. Whether we do it, or not, I guess, remains to be seen, but it's -- we think it's worth the effort and if we are able to do it, I think it will make us -- it'll be very good, you know, here again, long-term for Smithfield Foods. Now, keep in mind, when we bought Murphy and Carroll's, we bought them in a down cycle, if you will, and we were subject to some criticism, but we looked at the long pull and I think that, as it turned out, you know, thus far, and I know it hasn't been a long time, but thus far, it's working very, very well.

         And we do understand that -- you know, that, you know, the cattle cycle, next year, might be -- could be some weakness. But, we as a company, once again, try to make decisions, based on a long term, not so much on whether it's going to have, perhaps, subcosts, short-term results.

         So I think most of these people have been following this company for a long time, know this, but I just wanted to repeat it once again.

Male:    Thanks very much for joining us today.

Operator: That concludes today's conference call. Again, thank you all for joining us. That will conclude the program.

                                       END